Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.)	The jurisdiction where the Non-Delaware Corporation first formed is Nevada.

2.)	The jurisdiction immediately prior to filing this Certificate is Nevada.

3.)	The date the Non-Delaware Corporation first formed is April 10, 2013.

4.)	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Akoustis Technologies, Inc.

5.)	The name of the Corporation as set forth in the Certificate of Incorporation is Akoustis Technologies, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on the 15th day of December, A.D. 2016.

AKOUSTIS TECHNOLOGIES, INC.,
a Nevada corporation

By:	/s/ Jeffrey B. Shealy
	Name:	Jeffrey B. Shealy
	Title:	President and Chief Executive Officer